Filed pursuant to Rule 433

Registration number 333-132416

August 22, 2007

LINCOLN NATIONAL CORPORATION
$300,000,000 5.65% SENIOR NOTES DUE AUGUST 27, 2012
Issuer:	Lincoln National Corporation (“LNC”)
Title of Securities:	5.65% Senior Notes due 2012 (the “Fixed Rate Notes”)
Note Type:	Senior unsecured
Format:	SEC Registered
Trade Date:	August 22, 2007
Settlement Date (T+3):	August 27, 2007
Maturity Date:	August 27, 2012
Aggregate Principal Amount Offered:	$300,000,000
Price to Public (Issue Price):	99.789% plus accrued interest, if any, from August 27, 2007
Price to LNC:	99.189%
Benchmark Treasury:	4.625% due July 2012
Benchmark Treasury Yield:	4.349%
Spread to Benchmark:	Treasury Rate plus 135 basis points
Interest Rate:	5.65% per annum
Interest Payment Dates:
Semi-annually in arrears on each February 27 and August 27, commencing February 27, 2008 to registered holders at the close of business on the immediately preceding February 15 or August 15, as applicable

Optional Redemption:	Make-whole call at any time at the greater of 100% and discounted present value at Treasury rate plus 25 basis points
CUSIP / ISIN:	534187AV1 / US534187AV14

Ratings*:	Moody’s: A3 (stable); S&P: A+ (stable); Fitch: A (stable)
Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers**:	J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC
Co-Managers**:	Banc of America Securities LLC KeyBanc Capital Markets Inc. UBS Securities LLC
*           An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Fixed Rate Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**           From time to time, certain of the underwriters have provided, and may provide, various financial advisory or investment banking services to LNC and its affiliates, for which they have received and may continue to receive customary fees and commissions.  Affiliates of J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, Banc of America Securities LLC and UBS Securities LLC have acted as lenders in a $1.0 billion line capacity and affiliates of J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, Banc of America Securities LLC and KeyBanc Capital Markets Inc. have acted as lenders in a $1.6 billion amendment to existing lines of credit.  The underwriters may, from time to time, engage in transactions with or perform services for LNC in the ordinary course of business, including acting as distributors of various life, annuity and investment products of LNC’s subsidiaries.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling  (i) J.P. Morgan Securities Inc. at 1-212-834-4533 or (ii) Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.

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